[Reference Translation]

January 10, 2018

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)
Name and Title of Contact Person:
Kenta Kon, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the

Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment) conducted in December pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on November 7, 2017, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	4,840,500 shares

3. Total purchase price:	34,997,804,900 JPY

4. Method of acquisition:	Purchase in the market through a trust bank

5. Period of repurchase:	From December 18, 2017 to December 22, 2017

(Reference)

I.	Repurchase of shares resolved at a meeting of the board of directors held on November 7, 2017 (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment)

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

	(1) Class of shares to be repurchased	Common shares of TMC

	(2) Total number of shares to be repurchased	45 million shares (maximum)

	(3) Total purchase price for repurchase of shares	250 billion JPY (maximum)

	(4) Period of repurchase	From November 14, 2017 to March 30, 2018

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of December 31, 2017)

	(1) Total number of shares repurchased:	4,840,500 shares

	(2) Total purchase price for repurchased shares:	34,997,804,900 JPY